LAIDLAW & COMPANY (UK) LTD.
521 Fifth Avenue, 12th Floor
New York, New York 10175

November 5, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tiziana Life Sciences plc Registration Statement on Form F-1 (SEC File No. 333-226368)

Ladies and Gentleman:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, the representative of the several underwriters (the “Representative”), hereby joins in the request of Tiziana Life Sciences plc that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective on 4:00 p.m. Eastern Standard Time on Tuesday, November 6, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that during the period from September 25, 2018 through the date of this letter, the preliminary prospectus, dated September 25, 2018 (the “Preliminary Prospectus”), in connection with the Registration Statement were distributed (either in print or electronic form) approximately as follows:

Copies to underwriters:	5
Copies to prospective dealers:	0
Copies to prospective institutional investors:	45
Copies to prospective retail investors:	100
Total	150

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

The Representative confirms on behalf of itself and the several underwriters that they have complied with and will continue to comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

LAIDLAW & COMPANY (UK) LTD.
As Representative of the several underwriters

/s/ Hugh Regan
By:	Hugh Regan
Title:	Executive Director